 EXHIBIT 99.1

GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

Gerard Charlier, Chief Executive Officer at 702/384-2425
John Foley or Jerry Freisleben Foley/Freisleben LLC at 213/955-0020

GAMING PARTNERS INTERNATIONAL ANNOUNCES RECORD FINANCIAL RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2006

Strong Growth Driven by Rising Demand for RFID Gaming Chips Worldwide and
Continued Rapid Expansion of Asia Casinos

Highlights Include the Following:

•                  Second quarter diluted share earnings rise 39% on 28% higher revenues;

•                  First half diluted share earnings increase 113% on 37% higher revenues;

•                  Company signs important new orders for its RFID products in Asia and the U.S.;

•                  RFID chip production capacity expanded in France to meet Asia demand;

•                  Backlog world wide totals $21.2 million at June 30, 2006, up 23% from $17.2 million last year; and

•                  GPIC completes new finance agreement valued at $1.92 million U.S. to support production expansion in Europe.

LAS VEGAS, NEV. (Aug. 11, 2006) - Gaming Partners International Corporation (NASDAQ - GM: GPIC), a leading supplier of casino table game equipment, today announced substantial increases in sales and profits to record levels for both the second quarter and six month periods, compared with results for the corresponding periods one year ago.

Net income for the second quarter increased by 36% to $2.0 million from $1.5

GPIC Announces Second Quarter Results

million a year ago.  Basic and diluted earnings per share for the quarter totaled $0.25, up from $0.18 per diluted share ($0.19 basic) in the same quarter of 2005.  Second quarter revenues grew 28% to $19.4 million from $15.2 million one year earlier.

For the first half of 2006, net income totaled $4.1 million, an increase of 106% from $2.0 million last year.  Earnings per diluted share for the first six months of 2006 were $0.51 ($0.52 basic), 113% higher than the $0.24 ($0.25 basic) recorded in the same period of 2005.  Six months ended June 30, 2006 revenues rose 37% to $37.7 million from $27.5 million in the previous year.

Gerard Charlier, President and Chief Executive Officer, commented:  “We are extremely pleased with the company’s ongoing rapid progress as demand from the casino gaming industry for our RFID-based products continues to escalate.  In particular, the continuing strong growth of casinos in Macau is a key factor supporting our progress.

“As the company ramps up its production efforts for the increasing demand for our higher frequency 13.56 MHz RFID gaming chips, demand remains strong for our other brands and product lines, including our lower frequency 125 KHz RFID imbedded gaming chips and readers.  Based on backlog and order pace, we estimate that GPIC sales of RFID gaming chips, jetons and plaques this year will be in excess of approximately $16 million a more than three-fold increase from RFID chip sales in 2005 with more than $9.0 million in low frequency and $7.0 million in high frequency.”

Revenue increases for both the second quarter and first half were driven by sales growth in GPI-SAS, the company’s French-based subsidiary, fueled by new casino

-more —

GPIC Announces Second Quarter Results

openings in Macau.

Cost of revenues increased in both the second quarter and six months in 2006, due primarily to the initial start-up costs at GPI-SAS relating to manufacturing higher frequency RFID gaming chips.  Gross profit increased by $810,000 in absolute dollars in the second quarter of 2006 and by $3.7 million in the first half of 2006 compared to the same periods in 2005, but declined as a percentage of revenues from 45.5% to 39.8% in the second quarter and from 42.8% to 41.0% in the second half of 2006 compared to 2005.

Operating expenses, which include product development; marketing and sales; depreciation and amortization, and general and administrative costs, showed an increase of $669,000 in the second quarter of 2006, while declining as a percentage of revenues from 27.0% a year ago to 24.5% in the second quarter of 2006.  As a percentage of revenues, total operating expenses for the first six months of 2006 decreased to 24.1% from 28.6% in 2005.

At June 30, 2006, cash and marketable securities amounted to $15.1 million, compared with $13.6 million in the prior year.  The Company continues to build inventory to support production.  Working capital was $14.6 million in the current year, compared with $9.6 million in 2005.

Also at June 30, 2006, the backlog of production orders approximated $4.3 million for GPI-USA and $16.9 million for GPI-SAS.  One year earlier, the comparable backlog was $4.7 million for GPI-USA and $12.5 million for GPI-SAS.

GPIC Announces Second Quarter Results

Charlier concluded: “Important growth drivers for our company are casino gaming in Asia, and the gaming industry’s continued transition to RFID-based systems to enhance the security, management and profitability of casino operations.”

“We are dedicated to meeting the challenges of profitable growth and providing high quality, responsive service to the gaming community across the globe.”

About the Company

GPIC manufactures and supplies (under the brand names of Paulson, Bourgogne et Grasset and Bud Jones) gaming chips, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi.  GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. GPIC’s expectations regarding operating results and operating efficiencies, including the growth of new product markets, may not be met.  Factors that could cause actual results to vary materially from these forward-looking statements include: reduction in growth rate of new and existing casinos and markets, particularly in Asia, failure of the industry to accept RFID technology generally, or 125KHz or 13.56 MHz RFID technologies, with respect to gaming chips and readers, potential patent infringement issues, development of competing technologies by our competitors, limited or unique suppliers for certain key raw materials for our significant products, timing and volume of customer demand for our casino products, customer cancellation of orders included in our backlog, timing of new casino openings and expansions, domestic or international terrorists incidents, and unexpected taxes, regulatory, charges, costs or difficulties in the operations of the companies in multiple locations.  Additional information concerning factors and risks that could affect these statements and GPIC’s financial condition and results of operations are included in GPIC’s Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

GPIC Announces Second Quarter Results

GAMING PARTNERS INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 2006 and 2005
(unaudited)
(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2006	2005	2006	2005

Revenues	$19,436	$15,187	$37,733	$27,478
Cost of revenues	11,709	8,270	22,267	15,728
Gross profit	7,727	6,917	15,466	11,750

Product development	117	99	173	134
Marketing and sales	986	937	2,073	2,056
Depreciation and amortization	366	235	713	605
General and administrative	3,297	2,826	6,148	5,053
Total operating expenses	4,766	4,097	9,107	7,848
Income from operations	2,961	2,820	6,359	3,902
Other income, net	103	103	125	207
Interest expense	(38)	(51)	(77)	(107)
Income before income taxes	3,026	2,872	6,407	4,002
Income tax expense	(1,011)	(1,390)	(2,312)	(2,018)
Net income	$2,015	$1,482	$4,095	$1,984

Net income per share:
Basic	$0.25	$0.19	$0.52	$0.25
Diluted	$0.25	$0.18	$0.51	$0.24
Weighted average shares outstanding:
Basic	7,934	7,826	7,922	7,796
Diluted	8,215	8,151	8,016	8,120